# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vera Bradley, Inc., CIK 0001495320
CUSIP: 92335C106
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 12420 STONEBRIDGE ROAD, ROANOKE, Indiana (IN), 46783
Date of event which requires filing of this statement: 11/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-24-001467
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: Vera Bradley, Inc.
Address of issuer's principal executive offices: 12420 STONEBRIDGE ROAD, ROANOKE, Indiana (IN), 46783

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person does not beneficially own any Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person does not beneficially own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

As of the date hereof, the Reporting Person does not beneficially own any Shares.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Person during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of November 18, 2025, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and restated to read as follows:

The Reporting Person has entered into certain cash-settled swap agreements with an unaffiliated third-party financial institution (the "Cash-Settled Swaps"). Collectively, the Cash-Settled Swaps held by the Reporting Person represent economic exposure to an aggregate of 1,869,042 notional Shares, representing approximately 6.7% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide it with the power to vote or direct the voting, or dispose of or direct the disposition, of the Shares that are subject to the Cash-Settled Swaps.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (11/20/2025)